SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             Dover Motorsports, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    260174107
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                                 (CUSIP Number)

              Mario Cibelli, c/o Cibelli Capital Management, L.L.C.
               52 Vanderbilt Avenue, 4th Floor, New York, NY 10017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174107
          -------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC, PN

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     911,088

8    SHARED VOTING POWER

     - 0 -

9    SOLE DISPOSITIVE POWER

     911,088

10   SHARED DISPOSITIVE POWER

     - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     911,088

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.53%

14   TYPE OF REPORTING PERSON*

     IN

CUSIP No. 260174107
          -------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     - 0 -

8    SHARED VOTING POWER

     823,837

9    SOLE DISPOSITIVE POWER

     - 0 -

10   SHARED DISPOSITIVE POWER

     823,837

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     823,837

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.00%

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No. 260174107
          -------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     - 0 -

8    SHARED VOTING POWER

     823,837

9    SOLE DISPOSITIVE POWER

     - 0 -

10   SHARED DISPOSITIVE POWER

     823,837

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     823,837

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.00%

14   TYPE OF REPORTING PERSON*

     PN

CUSIP No. 260174107
          -------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 911,088 Shares, and MP and CCM may be deemed to beneficially own 823,837 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 500 Shares; Mario Cibelli C/F G. Cibelli UTMA: 200 Shares; The total cost for the Shares held by Mr. Cibelli is $3,720.00.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

As outlined in our letter to the board of directors dated May 1st 2007, which is attached hereto as Exhibit 99.2, Marathon Partners believes Dover Motorsports should be sold by means of a competitive auction. Marathon Partners has had additional communication with the company since the original letter in an attempt to focus management and board members on the critical issues we have raised. We strongly believe Dover Motorsports is not serving its shareholders well by remaining independent in light of the company's limited growth prospects and the dominance of two other track operators. We intend to continue our efforts to get management and the board members focused on the benefits of a competitive auction process.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 911,088 Shares, constituting 5.53% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 823,837 Shares, constituting 5.00% of the Shares of the Issuer, in each case based upon the 16,476,734 Common Shares outstanding as of April 30, 2007, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 911,088 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 823,837 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 911,088 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to June 22, 2007 is filed herewith as Exhibit 99.1. A joint filing agreement is filed as Exhibit 99.2.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   June 28, 2007
                                        --------------------------------------
                                                       (Date)


                                                 /s/ Mario Cibelli*
                                        --------------------------------------
                                                     Mario Cibelli


                                             MARATHON PARTNERS, L.P.
                                             By its General Partner
                                             Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member


                                          CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            Joint Filing Agreement

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common shares of Dover Motorsports, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D.


IN WITNESS WHEREOF, the undersigned have executed this agreement as of this 28th day of June 2007.


                                                 /s/ Mario Cibelli*
                                        --------------------------------------
                                                     Mario Cibelli


                                             MARATHON PARTNERS, L.P.
                                             By its General Partner
                                             Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member


                                            CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                          --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member

                                                                    Exhibit 99.1

                           Transactions in the Shares

Date of                  Number of Shares                Price Per
Transaction              Purchased/(SOLD)                  Share
-----------              ---------------                 -----

05/01/07                         320                     5.7479
05/01/07                         270                     5.7479
05/01/07                       9,410                     5.7479
05/02/07                         100                     5.7400
05/15/07                         320                     5.7599
05/15/07                         270                     5.7599
05/15/07                       9,410                     5.7599
05/17/07                         300                     5.6265
05/17/07                         250                     5.6265
05/17/07                       2,550                     5.6265
05/18/07                         300                     5.6934
05/18/07                         275                     5.6934
05/18/07                       8,225                     5.6934
05/21/07                         300                     5.5794
05/21/07                         300                     5.5794
05/21/07                       1,100                     5.5794
06/04/07                         300                     5.6000
06/04/07                         300                     5.6000
06/04/07                       2,300                     5.6000
06/05/07                         350                     5.6394
06/05/07                         350                     5.5984
06/05/07                         250                     5.5984
06/05/07                         250                     5.6394
06/05/07                       1,000                     5.6394
06/05/07                       5,000                     5.5984
06/06/07                         325                     5.7721
06/06/07                         300                     5.7755
06/06/07                         275                     5.7721
06/06/07                         250                     5.7755
06/06/07                       5,100                     5.7721
06/06/07                       4,750                     5.7755
06/07/07                         325                     5.8328
06/07/07                         275                     5.8328
06/07/07                       3,000                     5.8328
06/08/07                       4,700                     5.9016
06/08/07                       3,200                     5.9016
06/08/07                      42,100                     5.9016
06/11/07                         480                     5.9050
06/11/07                         405                     5.9050
06/11/07                      14,115                     5.9050
06/15/07                         320                     6.0280
06/15/07                         270                     6.0280
06/15/07                       9,410                     6.0280
06/20/07                         385                     5.9895
06/20/07                         325                     5.9895
06/20/07                      11,290                     5.9895
06/21/07                       1,600                     6.0471
06/21/07                       1,300                     6.0471
06/21/07                      47,100                     6.0471
06/21/07                       1,000                     6.0471
06/21/07                         500                     6.0471
06/21/07                       5,000                     6.0471
06/21/07                       2,500                     6.0471
06/21/07                         500                     6.0471
06/21/07                         500                     6.0471
06/21/07                         500                     6.0471
06/21/07                       2,000                     6.0471
06/22/07                       3,535                     6.0031
06/22/07                       2,950                     6.0031
06/22/07                     103,915                     6.0031
06/25/07                         525                     6.0108
06/25/07                         640                     6.0108
06/25/07                      18,835                     6.0108
06/26/07                         850                     6.0051
06/26/07                         744                     6.0051
06/26/07                      28,406                     6.0051

                                                                    Exhibit 99.2

Via Fed-Ex and Facsimile

May 1, 2007

Board of Directors
Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, DE 19903

Dear Board Member:

I am contacting you in your capacity as a Director of Dover Motorsports, Inc. ("Dover Motorsports" or "the Company"). Marathon Partners, of which I am the Managing Member, is a holder of more than 500,000 common shares of the Company. After careful consideration, Marathon Partners believes that it is the right time for change at Dover Motorsports. We strongly urge you to consider the contents of this letter.

Marathon has been a shareholder of the Company for approximately five years. During this period, we have shared Management's optimism that the Company would be able to achieve meaningful creation of value through the continued success of the Dover facility and the development of the Midwest racetracks into marquee facilities. Unfortunately, Management's strategy has been unsuccessful and the Company's shares have reflected this reality, falling by almost 30% since April 2002. The Midwest tracks continue to generate operating losses principally because the Company has failed to secure an additional Nextel Cup Series race. Given the recent significant write down of the Midwest assets, it is now painfully clear that Dover Motorsports has failed to surface additional value since the separation of the racing and gaming assets.

We believe it is wasteful to further delay the inevitable. We strongly believe that the best course of action for the Company is to sell itself by means of a competitive auction. There are two main reasons for pursuing a sale of the
Company:

o Industry giants, International Speedway and Speedway Motorsports, dominate the business

o    Dover Motorsports has extremely limited growth opportunities

Over the past decade NASCAR racing has come to dominate the US auto racing scene. International Speedway and Speedway Motorsports have consolidated track ownership to such an extent that they now dominate the industry. With combined revenues of approximately $1.4 billion, the competition looms large over Dover Motorsports. The marketing clout, sponsorship base, infrastructure and management resources of these entities exceeds that of Dover Motorsport's to such an extent as to put the Company at a permanent competitive disadvantage. Furthermore, NASCAR, the sanctioning body responsible for creating the racing schedules, is controlled by the same family that controls International Speedway. It is very clear to us that the days of the independent operator are largely over. Much in the same way that the Dover facility has slowly but surely bought out adjacent land owners, we believe it is inevitable that Dover Motorsports participates as a seller in the consolidation of track ownership in the US.

Our belief that Dover Motorsports should sell itself has come on the heels of a failed expansion strategy. The Company has invested significant resources and capital in an effort to expand beyond the successful Dover facility. This culminated in Dover Motorsport's opening of the Nashville Superspeedway in 2001. Late last year, asset impairment charges exceeding $60 million were recognized in order to write-down the value of the Midwest track assets. With almost no hope of obtaining a Nextel Cup Series race, the Midwest assets are left burdening the profitable races of the Dover facility. Further expansion into new facilities is out of the question at this point. Additional prudent investment in the Dover facility remains an option but the opportunity is limited and certainly not large enough to generate meaningful growth for the Company. It is patently obvious that Dover Motorsports has no significant growth opportunities within its core business. Like you, we can always hope that NASCAR grants a Nashville Nextel Cup Race, but after 6 years reality has set in. It is time for a different course of action.

While management's intentions to grow the business have been admirable, aspects of the strategy are worthy of criticism. Most obviously, the decision to build the Nashville facility, regardless of third party assurances, has been a costly mistake. The sunk costs, ongoing operating losses and opportunity cost of the original capital are very large in relation to the Company's current market capitalization. Additionally, Dover Motorsports has pursued, perhaps correctly, a "play nice/don't sue" strategy with the sanctioning body of the sport. Without passing judgment, I note that other parties have pursued alternative strategies that have produced far better results for their owners. Certainly, Dover Motorsports might have retained a close relationship with key participants in the sport by pursuing the `be nice' strategy, but there has been no tangible benefit thus far for driving down this path.

In order to more fully maximize shareholder value, we also believe Dover Motorsports should consider dismantling the Company's non-compete agreements with certain members of the Management team and the Board of Directors. As it stands now, substantial payments are due should a change of control occur. We urge the Directors to consider whether or not these payments afford any protection of value to the current owners of the business. Given the Company's inability to secure an additional Nextel Cup Series event, we highly doubt that any member of management would have success in securing a marquee race outside of Dover Motorsports. If that is truly the case, how can shareholders view the non-compete payments as anything other than a transfer of wealth from shareholders to the management team?

While a sale of the cash draining Midwest facilities would be an attractive option, we continue to believe it is a waste of time and money to beat around the bush any further. The proper course of action is to sell the Company to the highest bidder in a fair and open auction process. With two giant industry players dominating the business and extremely limited growth opportunities, Dover Motorsport's Directors will best serve their shareholders by merging the Company into a larger, more competitive entity. The starkness of the current situation has become so clear as to make the sale opportunity greater than any other option available to the Board of Directors.

Gentlemen, if you can't beat them, join them. Thank you for your time.

Sincerely,


Mario Cibelli
Managing Member

SK 03366 0001 787866